Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 15, 2013
For Immediate Release	NR#13-06

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2013.  For complete details of the second quarter unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars unless otherwise specified.

At June 30, 2013, the Company had working capital of $33,874,230, including cash of $33,402,419. The primary use of cash during the six months ended June 30, 2013 was for exploration and evaluation expenditures totaling $2,515,625 (June 30, 2012: $5,790,815) and the Company also expended on its own account and through advances to Minera Juanicipio $1,301,947 (June 30, 2012: $2,378,138) on the Juanicipio property. Subsequent to June 30, 2013, the Company advanced $3.74 million to Minera Juanicipio, representing its 44% share of an $8.5 million cash call to fund exploration activities and initial ramp development, through October 2013.  The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.

The Company’s net loss for the three and six months ended June 30, 2013 amounted to $10,220,693 and $11,878,766 respectively (June 30, 2012: $1,803,362 and $2,557,733 respectively). The net loss as compared to prior periods, increased primarily as a result of the write-off of non-core assets. Given the prevailing market conditions and the desire to focus on and preserve cash for its core projects, management has determined that some of the Company’s non-core assets should be abandoned, and exploration and evaluation assets totaling $8,422,283 were written off in the quarter ended June 30, 2013 (June 30, 2012: Nil).  Portions of the Lagartos Properties, specifically the “Lagartos NW” and “Lagartos V” claims, totaling $4,065,884 were written off, along with the 100% owned Lorena and Nuevo Mundo claims totaling $2,719,689, and their respective concessions were not renewed subsequent to the quarter end.  The Mojina option earn in agreement was also terminated subsequent to the quarter end and its associated exploration and evaluation costs totaling $1,636,710 were written off.  During the three and six months ended June 30, 2013, the Company also recorded share based payment expense (a non cash item) of $1,278,548 and $1,915,148 respectively (June 30, 2012: $496,449 and $872,305 respectively) relating to stock options both granted and vesting to employees during the period.

Juanicipio Project

Based on a National Instrument 43-101 compliant Updated Preliminary Economic Assessment entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. (the "AMC Study"), filed on SEDAR on July 16, 2012, Minera Juanicipio had approved an 18 month mine permitting and underground development budget of $25.4 million (the “Initial Development Budget”). This program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development, as well as 35,000 metres of infill drilling at 75 metre centres along the Valdecañas Vein. To December 31, 2012, a total of $1.3 million of the Initial Development Budget had been incurred, with the remaining $24.1 million now designated for 2013 ($13.1 million) and the first half of 2014 ($11 million).  To July 31, 2013, a total 24,628 metres were drilled in 33 holes and a further 8,167 metres drilled in nine holes of geotechnical/metallurgical drilling, resulting in a total of 42 holes and 32,785 metres drilled to July 31, 2013.  The results to date have been as expected showing the typical metal zoning of Fresnillo-style veins in the district.

The development program is being managed by Fresnillo plc (“Fresnillo”) as operators of the Joint Venture, and they had previously reported that they expected the underground decline ground breaking to commence late in the second quarter of 2013. However, due to development permitting delays resulting from the recent Mexican government changeover, it now expects the underground decline ground breaking to commence in late August or early September, 2013.  Five different contractors from North and South America had been asked to tender for the decline construction, and after review of the proposals, the contract has been awarded.

Cinco de Mayo

In the three and six months ended June 30, 2013, the Company incurred exploration and evaluation costs of $566,508 and $1,313,497 respectively (2012: $4,033,817 and $5,990,731 respectively).  No drilling has been undertaken in 2013 as the Company is currently trying to negotiate a renewed surface access agreement with the local Ejido.  The principal focus of work has been in preparation for these negotiations and has included meetings with Chihuahua State and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico.  This process was protracted due to the political transition period as the new party and Presidency assumed operation of the Mexican government, coupled with Municipal elections held in July 2013.  The Company maintains the Ejido access issue is a temporary delay and is working to resolve the issue on a permanent basis with the Ejido.  However, once the surface access permission is renewed and obtained, the permit approval process may still take up to 3 months to process.  The Company had expected the resumption of drilling on the property late in 2013, but with protracted political transition periods (both federally and municipally), it is now expected drilling will resume in the first half of 2014.  The Company has also initiated preliminary metallurgical testing on assay bulk rejects in anticipation of a Preliminary Economic Assessment (“PEA”) based on the Upper Manto resource.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Website:	www.magsilver.com	Email:	info@magsilver.com
Phone:	(604) 630-1399	Fax:	(604) 681-0894
Toll free:	(866) 630-1399

Neither the Toronto Stock Exchange nor the NYSE-Mkt has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html